Exhibit 99.1

GOLD STANDARD ANNOUNCES A POSITIVE PRE-FEASIBILITY
STUDY FOR A PORTION OF THE SOUTH RAILROAD OXIDE GOLD
PROJECT, CARLIN TREND, NEVADA

Dark Star and Pinion oxide deposits average gold placement of 156,000 ounces per year with an AISC1 of $657/oz over an initial 8-year mine life

September 10, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced positive results from the completion of the South Railroad Pre-Feasibility Study (the “PFS” or the “South Railroad PFS”) on its 100%-owned/controlled Railroad-Pinion project in Nevada’s Carlin Trend (the “Railroad-Pinion Project”). The South Railroad project (the “South Railroad Project”) subset of the Railroad-Pinion Project, consisting of the Dark Star deposit (“Dark Star”) and Pinion deposit (“Pinion”), hosts one of the largest, undeveloped oxide gold reserves on the Carlin Trend. All references to the term “ore” contained in this press release refers to mineral reserves not mineral resources.

Key Highlights of the Base Case South Railroad PFS include (all currencies are shown in US dollars):

  Pre-tax net present value (“NPV”) of $302.1M at a 5% discount rate and after tax NPV of $241.5M at a $1,400 gold price and a $17.11 silver price, with a mineral reserve pit designs based on a gold price of $1,250 per ounce and a silver price of $15.30 per ounce.

  After tax IRR 27.8%.

  Average annual gold placement of 156,000 ounces gold per year over an initial 8-year mine life.

  Average life of mine cash cost of $582 per ounce after by-product credit, and all in sustaining costs (“AISC”)1 of $657 per ounce.

  Proven and probable mineral reserves of 1.248 million ounces of gold and 2.705 million ounces of silver.

  Life of mine strip ratio of 3.1:1.

  Initial capital expenditures of $194.0M.

  Project economics include 15% contingency

Jonathan Awde, CEO and Director of Gold Standard commented: “We are very pleased with this first iteration of this PFS which is needed now so that we can start the permitting process. We have many opportunities to improve on the base case which includes the goal to add mine life by potentially upgrading more of the existing resources within the PFS area and exploiting the other nearby deposits we have discovered. We also have some great opportunities to improve economics via trade-off studies which could reduce capital costs or improve recoveries. We will be looking to quantify these opportunities through further economic studies in the first half of 2020. Meanwhile, drilling is proceeding on some of our project’s best exploration targets.”

Next Steps
Completion of the positive PFS allows for the finalization of permit applications to the Bureau of Land Management (lead permitting agency on the South Railroad Project) for an environmental impact statement (EIS). Continued drilling is planned for the potential conversion of inferred resources to measured and indicated for addition to the mine plan at Dark Star, Pinion and the Jasperoid Wash deposit (“Jasperoid Wash”). Trade-off studies will be initiated to optimize economics.

1 See “Non-GAAP Financial Measures” at the end of this press release for a discussion of these measures.

Key Features

  South Railroad Project located in Nevada – a low-risk, mining supportive jurisdiction.

  South Railroad Project delivers excellent free cash flow as a result of the very low cash and AISC costs, even in low gold price environments.

  The substantial free cash flow and significant opportunities for expansion of resources and reserves provide the opportunity for South Railroad Project expansion with minimal shareholder dilution.

  PFS has addressed the South Railroad Project’s environmental impacts and has included the cost of mitigations in the economics of the PFS.

  The mining and processing technology proposed in this study is proven technology that has been utilized in many North America mining operations to treat high-silica ore types.

South Railroad Project Opportunities
Additional South Railroad Project opportunities / considerations include:

  Potential expansion of profitable mine life given current resources and exploration upside at the South Railroad Project.

  The PFS will recommend additional trade-off studies that have the opportunity to lower capital and operating costs, increase recoveries, enhance project economics and further reduce project risk.
  These studies will require modest expenditures and time to complete and are not expected to impact the opportunity to make a construction decision immediately following receipt of all necessary permits.

Additional studies required to further de-risk the South Railroad Project include:

  Additional geotechnical studies need to be completed to further define the scope and cost of major civil works and foundations.

  Additional hydrological studies are required to provide a more fulsome design of water disposal systems currently assumed to be rapid infiltration basins, and to determine optimized locations and treatment requirements and options.

Resource Expansion and Exploration Opportunities
The 208 square kilometer Railroad-Pinion land package offers a district-scale opportunity for potential resource expansion, testing a pipeline of exploration opportunities, and providing sufficient room for additional infrastructure growth. These opportunities include (see August 6, 2019 news release):

  Resource expansion potential at Dark Star to the south, east and north.

  Resource expansion potential at Pinion to the south and east.

  Resource expansion potential at Jasperoid Wash remains open in all directions outboard from the initial resource estimate. Jasperoid Wash is located approximately 6 km south of Pinion and 7.5 km southwest of Dark Star. The oxide deposit has the potential to extend the mine life at the South Railroad Project.

  2019 exploration drilling of high-value targets at Hidden Star, Dixie, LT, Ski Track and North Bullion deposit (“North Bullion”).

  Also at Dark Star, current drilling is testing a newly recognized potential feeder / breccia-style opportunity beneath the current oxide resource.

PFS Highlights
The technical report for the PFS (the “PFS Technical Report”) prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) includes oxide reserves at Dark Star and Pinion, minor sulfide reserves at Dark Star. The technical report also includes resource estimates for Dark Star, Pinion Jasperoid Wash and North Bullion. The South Railroad Project subset consisting of Dark Star and Pinion, hosts one of the largest, undeveloped oxide gold reserves on the Carlin Trend.

The PFS considers near surface open pit mining of 47.3 million tonnes of oxide and transitional ore at a processing rate of 5.9 million tonnes per year, over an initial 8-year open pit mine life. Ore from the pit will be processed either run of mine or through a high-pressure grind roll crusher (“HPGR”) and stacked on a heap leach pad and leached using a sodium cyanide solution. Pregnant solution will be processed through a dual train carbon-in-column plant, with gold and silver captured in an ADR plant.

Gold Standard is pleased to provide the results of the positive PFS along with the first mineral reserve estimate on its 100% owned/controlled Railroad Pinion Project in Nevada’s Carlin Trend. The PFS supports a technically straightforward open pit mine and heap leach operation, with rapid payback and strong financial return. The financial study was conducted using $1,400/oz gold and $17.11/oz silver. Reserves that provide the basis for the financial study were conducted at $1,250/oz gold and $15.30/oz silver.

Initial capital expenditures for the South Railroad Project are estimated at $194.0 million. Total capital for the life of the South Railroad Project, including initial, expansion, and sustaining are estimated at $302.7 million.

Operating costs are generally low and in line with local Nevada operations. Current life of mine projections are $1.93/tonne for mining of both waste and ore, $1.83/tonne for run of mine processing, and $4.87/tonne for HPGR processing. Operating costs for processing was determined by Kappes, Cassiday and Associates, while mining costs were determined by Mine Development Associates (“MDA”), both of Reno, Nevada. The average life of mine operating costs for the South Railroad Project is $11.49 per ore tonne.

PFS Highlights
Total Reserve Ore Tons	47.344 M Tonnes
Average Grade	0.82 g Au/t Au; 4.70 g Ag/t Ag (Pinion)
Contained Gold / Silver Ounces	1.248 M oz Au; 2.705 M oz Ag
Average Recovery	69% ROM Au; 77% HPGR Au; 22% ROM Ag; 43% HPGR Ag
Average Annual Metal Placement	156,000 Ounces Au (Year 1-8); 541,000 Ounces Ag (Year 4-8)
Average Annual Metal Production	116,000 Ounces Au (Year 1-8), 205,000 Ounces Ag (Year 4-8)
Annual Tonnes Moved	24.3 Million Tonnes
Annual Reserve Ore Tonnes	5.9 Million Tonnes
Strip Ratio	3.1:1
Initial Capital Expenditures	$194.0M
Expansion Capital Expenditures	$88.3M
LOM Sustaining Capital Expenditures	$20.4M
Average Life of Mine Mining Costs	$1.93/Tonne
Average Life of Mine Processing Costs	$1.83/Tonne ROM $4.87/Tonne HPGR
G & A	$0.71 /ore Tonne
Contingency	15%
Life of Mine Pre-Tax Cash Flow	$409.7M
Life of Mine Pre-Tax Net Present Value (5%)	$302.1M
Life of MinePre-Tax IRR (Internal Rate of Return)	32.4%

Life of Mine Net Cash Flow After Tax	$337.1M
Life of Mine After Tax Net Present Value (5%)	$241.5M
Life of Mine After-Tax IRR	27.8%
Cash Costs After By-Product Credit[1]	$582/oz
AISC[1]	$657/oz
Payback	2.7 Years

Note:

1.	See “Non-GAAP Financial Measures” at the end of this press release for a discussion of these measures.

2.	The PFS was conducted using assumed metal prices of $1,400/oz gold and $17.11/oz silver. The mineral reserve estimate that provides the basis for the PFS was conducted at assumed metal prices of $1,250/oz gold and $15.30/oz silver.

Production Data
Life of Mine	Initial 8 Years + prestrip (8 months)
Annual Total Mine Throughput	24.3 Million Tonnes/year
Annual Ore Throughput	5.9 Million Tonnes/year
Total Ore Tonnes	47.344 Million Tonnes
Run of Mine Ore Tonnes	18.435 Million Tonnes
HPGR Crusher Ore Tonnes	28.536 Million Tonnes
Sulfide Toll Mill	0.373 Million Tonnes
Average Grade	0.82 g Au/t 4.70 g Ag/t (Pinion only)
Contained Ounces	1,248,000 oz Au 2,705,000 oz Ag (Pinion only)
Payable Metals	931,000 oz Au 1,040,000 oz Ag (Pinion only)

Note:

1.	The PFS was conducted using assumed metal prices of $1,400/oz gold and $17.11/oz silver. The mineral reserve estimate that provides the basis for the PFS was conducted at assumed metal prices of $1,250/oz gold and $15.30/oz silver.

Don Harris, Gold Standard’s General Manager commented, “The completion of the PFS is a big milestone for both the project and GSV. The positive financial results speak to an economic oxide heap leach mining project located in mining centric Nevada. The Company is looking forward to submitting permit applications on this project to various agencies shortly. Moving the project from PFS through permitting and towards production remains one of the top goals for GSV. In addition, ongoing exploration, engineering and optimization studies, and pipeline development will continue to work toward improving the PFS economics and expanding mine life.”

Sensitivity to Gold Price
The PFS base case was run on $1,400/oz Au and $17.11/oz Ag and evaluated on $50 increments above and below the base case to identify potential upside/downside effects on the South Railroad Project (refer to financial sensitivity table below) based on metal price. For every $50 increase or decrease in the price of gold and corresponding silver price (using 81.83 ratio), the after tax NPV changes by approximately +10 percent.

	Base +150	Base +100	Base +50	Base	Base -50	Base -100	Base -150
Gold Price	$1,550	$1,500	$1,450	$1,400	$1,350	$1,300	$1,250
Silver Price	$18.94	$18.33	$17.72	$17.11	$16.50	$15.89	$15.28
Pre Tax Cash Flow ($M)	$549.499	$502.887	$456.276	$409.665	$363.054	$316.442	$269.831
Pre Tax Cash Flow Net Present Value (5%) ($M)	$417.643	$379.122	$340.602	$302.081	$263.560	$225.040	$186.519
IRR (%)	40.5%	37.9%	35.2%	32.4%	29.5%	26.5%	23.4%
Payback (Years)	2.4	2.5	2.5	2.6	2.6	2.7	2.8
After Tax Cash Flow ($M)	$448.117	$411.150	$374.181	$337.113	$299.765	$261.495	$222.851
After Tax Cash Flow Net Present Value (5%) ($M)	$333.234	$302.671	$272.105	$241.474	$210.609	$178.974	$147.045
After Tax IRR (%)	34.7%	32.5%	30.1%	27.8%	25.3%	22.7%	19.9%
After Tax Payback (Years)	2.5	2.6	2.6	2.7	2.7	2.8	2.9

Mineral Reserves and Resources

Mineral Reserves

Dark Star is comprised of Carlin-style, sediment-hosted gold mineralization, while Pinion comprises Carlin-style, sediment-hosted gold and silver mineralization. Mineralization is almost completely oxidized to depths of approximately 330 meters. Dark Star contains small zones of unoxidized and transitional material above this level. The mineral reserve is divided into oxide/transitional heap leach and sulfide toll milling material.

The mineral reserve estimate for Dark Star and Pinion (South Railroad Project) is based on an open pit mine plan and production schedule developed by MDA. All mineral reserves are located on Gold Standard controlled land and support an initial 8-year mine life. The table below presents the mineral reserve estimation for the South Railroad Project. Proven and Probable reserves amount to 47.3 million tonnes at a 0.82 g Au/t and 4.70 g Ag/t (Pinion only) average grade for 1.248 million contained gold ounces and 2.705 million contained silver ounces (Pinion). The mineral reserve is based on a gold price of $1,250 per ounce and a silver price of $15.30 per ounce. The mineral reserves have an effective date of September 10, 2019.

Dark Star	K Tonnes	g Au/t	K Ozs Au
Proven	5,434	1.39	243
Probable	24,023	0.83	641
P & P	29,456	0.93	884

Pinion	K Tonnes	g Au/t	K Ozs Au	g Ag/t	K Ozs Ag
Proven	1,081	0.66	23	5.48	191
Probable	16,806	0.63	341	4.64	2,514
P & P	17,887	0.63	364	4.69	2,705

Consolidated Gold Reserves

Total	K Tonnes	g Au/t	K Ozs Au
Proven	6,515	1.27	266
Probable	40,829	0.75	982
P & P	47,344	0.82	1,248

Notes

1.	Pinion contains silver, Dark Star does not have silver reserves. Ore tonnes for gold reflect both deposits, while ore tonnes for silver reflect Pinion.
2.	Measured mineral resource in the mine production schedule were converted to proven mineral reserve and indicated mineral resource in the mine production schedule was converted to probable mineral reserve.
3.	Columns may not sum exactly due to rounding.
4.	Mineral reserves were developed using prices of $1,250 gold and $15.30 silver.
5.	Operating costs of $1.93/t mined, $1.83/t ROM processed, $4.87/t HPGR processed, $0.71/ore tonne G&A, and 1.24% royalty were used to design reserve pits.
6.	Gold and silver are 99% and 98% payable respectively, refining costs are $0.10/ ore tonne.
7.	Variable cutoff grades were used based on oxidation, silicification, and barite content. Cutoff grades used are as follows:

  0.17 g Au/t for all Dark Star ore (oxide and transition);

  0.17 g Au/t for all Pinion oxide ore;

  0.21 g Au/t for low-silica Pinion transition ore;

  0.29 g Au/t for high-silica and high-barite Pinion transition ore;

  0.18 g Au/t for Mississippian Tripon hosted Pinion transition ore;

  0.19 g Au/t for remaining Pinion transition ore;

  1.17 g Au/t for Dark Star sulfide ore considered for toll processing.

Mineral Resources

As part of the PFS gold and silver resource estimates for Dark Star, Pinion, North Bullion, and Jasperoid Wash were prepared in accordance with NI 43-101. The estimates were completed by MDA of Reno, Nevada (Dark Star, Pinion, and Jasperoid Wash) and Apex Engineering of Edmonton, Canada (North Bullion). The mineral resource estimate is based on a gold price of $1,500 per ounce for Dark Star, Pinion and Jasperoid Wash. The mineral resource estimate for North Bullion has not changed since the mineral resource estimate disclosed on February 19, 2018 because there has been no new drilling and is based on a gold price of $1,350 per ounce. The reported resources are dated September 10, 2019. Resources are inclusive of reserves reported in this document.

$1,500 Resource Table
Deposit	Category	Cut-off g Au/t	Tonnes	g Au/t	Contained Oz Au	g Ag/t	Contained Oz Ag
Dark Star	Measured	Variable	5,857,000	1.31	246,000
	Indicated	Variable	26,860,000	0.78	675,000
	Measured and Indicated	Variable	32,717,000	0.88	921,000
	Inferred	Variable	2,479,000	0.70	56,000

Pinion	Measured	0.14	1,304,000	0.64	27,000	5.15	216,000
	Indicated	0.14	27,621,000	0.58	517,000	4.18	3,713,000
	Measured and Indicated	0.14	28,925,000	0.58	544,000	4.22	3,929,000
	Inferred	0.14	10,810,000	0.64	224,000	3.80	1,322,000

Jasperoid Wash	Inferred	0.14	10,569,000	0.33	111,000

North. Bullion	Indicated Oxide	0.14	2,920,000	0.96	90,100

	Inferred Oxide	0.14	3,360,000	0.43	46,600
	Inferred Near Surface Sulfide	1.25	2,050,000	2.60	171,400
	Inferred Underground Sulfide	2.25	5,550,000	3.29	587,700
	Total Inferred	Variable	10,970,000	2.28	805,800

South Railroad Project Total	Measured and Indicated		64,562,000	0.78	1,555,100	4.22	3,929,000
	Inferred		34,828,000	1.72	1,196,800	3.80	1,322,000

Notes

1.	Mineral resources are not Mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources tabulated above as an Indicated or Measure Mineral Resource. There is no guarantee that any part of the mineral resources discussed herein will be converted into a mineral reserve in the future.
2.	North Bullion reported resources have been constrained within a $1,350/ounce of gold optimized pit shell and/or an underground mining scenario utilizing a 2.25 g/t Au lower cutoff. North Bullion includes Sweet Hollow and Pod Oxide resources. No measured resource at North Bullion. The assumptions and inputs used for this mineral resource estimate are the same as those used in the amended and restated technical report entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada, USA” dated February 16, 2018.
3.	Dark Star, Pinion, and Jasperoid Wash reported resources have been constrained within a $1,500/ounce of gold optimized pit shell. Dark Star cut-off grade, 0.14 g Au/t for Heap Leach material (oxide and transitional, <0.5% sulfide). 1.0 g Au/t for sulfide material. Sulfide material accounts for <1% of total at Dark Star. Operating costs of $1.93/t mined, $1.83/t ROM processed, $4.87/t HPGR processed, $0.71/ore tonne G&A, and 1.24% royalty.
4.	The mineral resources are inclusive of mineral reserves.
5.	Gold Standard controls 100% of the ground occupied by the resources.
6.	An inferred mineral resource has a lower confidence then that applying to an indicated mineral resource and must not be converted to a mineral reserve. It is reasonably expected that the inferred mineral resources could be upgraded to indicated mineral resource with continued exploration.
7.	Columns may not sum exactly due to rounding.

Technical Report
The PFS Technical Report will be prepared by M3 Engineering & Technology Corporation (“M3”) and filed on SEDAR within 45 days following the date of this news release. Dr. Art Ibrado, PE, Project Manager, and Matthew Sletten, PE, with M3 are the qualified persons responsible for the scientific and technical information in this news release as defined by NI43-101. Thomas L. Dyer, PE, and Principal Engineer with MDA, is the qualified person for the reserve estimate and mine planning in this news release, as defined by NI 43-101. Steve Ristorcelli, CPG #10257, Principal Geologist with MDA is the qualified person responsible for the Pinion and Jasperoid Wash resource estimates in this news release, as defined by NI 43-101. Michael Lindholm, CPG #11477, Senior Geologist with MDA is the qualified person responsible for the Dark Star resource estimates in this news release, as defined by NI 43-101. Carl Defilippi, Registered Member SME (#775870) and Project Manager with Kappes, Cassiday and Associates is the qualified person responsible for process capital and process operating expenditures. Gary Simmons, BSc Metallurgical Engineering (MMSA-01013QP) is the qualified person responsible for metallurgy recovery projections. Michael Dufresne, P. Geol. (Alberta License #48439) and P. Geo. (British Columbia License #370074), Principal Geologist and President with APEX Geoscience Ltd.; and Steven Nicholls, MAIG (#3555), Principal Geologist and Managing Director with APEX Geoscience Ltd. (Australia), are the qualified persons responsible for the North Bullion resource estimate in this news release. Dr. Ibrado, Mr. Sletten, Mr. Dyer, Mr. Ristorcelli, Mr. Defilippi, Mr. Simmons, Mr. Dufresne and Mr. Nicholls are independent of Gold Standard.

Don Harris, Registered Member SME (#04146776) and General Manager for Gold Standard; Steven Koehler, AIPG (CPG-10216) and Manager of Projects for Gold Standard; and Mark Laffoon, PE and Project Director are the qualified persons, as defined by NI 43-101, Standards of Disclosure for Mineral Projects, who supervised the preparation of certain technical information in this release.

The PFS Technical Report will include contributions from the following independent mining industry consultants including:

M3	PFS lead; general site arrangement and infrastructure design; financial modeling; overall report preparation
MDA	Mineral resource and reserve estimation; mine plan schedule, mining operating and capital costs
Stantec Consulting Services Inc., In-Situ Inc.	Material characterization; hydrology and groundwater model
Kappes, Cassiday & Associates; GL Simmons LLC	Column, bottle roll and HPGR test work; metallurgical interpretation, process operation and capital costs
The Mines Group Incorporated	Leach pad and pond design and layout
EM Strategies	Lead for permitting activities
Golder Associates Inc.	Pit slope stability investigations and design
Barr Engineering	Blast fragmentation studies
NV Energy	Electrical power supply analysis and costing

Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this press release, including cash costs and all-in sustaining costs (AISC) per ounce of gold sold. These non-GAAP financial measures do not have any standardised meaning. Accordingly, these financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”).

Cash Costs

Cash costs are reflective of the cost of production. The Company reports cash costs on an ounces of gold sold basis. Other companies may calculate these measures differently and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Cash costs reported by Gold Standard includes mining, processing, transport, refining, general administration costs of the mine operations and royalties, but are exclusive of amortization, reclamation, capital and exploration costs and net of any value of the by-products.

All-in Sustaining Costs

This news release refers to expected AISC per ounce which is a non-GAAP measure however is a measure the Company believes more fully-defines the total costs associated with producing gold. This measurement has no standardized meaning under IFRS, accordingly there may be some variation in method of computation of “all-in sustaining costs” as determined by the Company compared with other mining companies. AISC reported by Gold Standard includes mine cash costs, land access payments, royalties, and sustaining capital expenditures, but excludes non-sustaining capitalized stripping and end of life reclamation costs. The life of mine AISC of $657/oz increases to $686/oz if end of mine life reclamation costs are included in accordance with the World Gold Council guidance on AISC.

Data Verification

The “qualified persons”, as such term is defined in NI 43-101, responsible for the preparation of the PFS have verified the data disclosed in this news release, including sampling, analytical, and test data underlying the information contained in this news release. Geological, mine engineering and metallurgical reviews included, among other things, reviewing mapping, core logs, and re-logging existing drill holes, review of geotechnical and hydrological studies, environmental and community factors, the development of the life of mine plan, capital and operating costs, transportation, taxation and royalties, and review of existing metallurgical test work. In the opinion of the qualified persons responsible for the preparation of the PFS, the data, assumptions, and parameters used to estimate mineral resources and mineral reserves, the metallurgical model, the economic analysis, and the preliminary feasibility study are sufficiently reliable for those purposes. The PFS, when filed, will contain more detailed information concerning individual responsibilities, associated quality assurance and quality control, and other data verification matters, and the key assumptions, parameters and methods used by the Company.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced-stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of Pinion and Dark Star has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

Pinion has a resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cutoff grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

North Bullion has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Jasperoid Wash has a resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: estimates of mineral reserves and resources; the opportunities for exploration, development and expansion of the Railroad-Pinion Project; estimates of capital expenditures and operating costs related to the South Railroad Project; future financial or operational performance, including the amount of future production at the South Railroad Project; the ability of the Company to successfully complete development of the South Railroad Project on schedule or on budget, or at all, and the impacts of such projects on the Company, including with respect to production; the Company’s intention to improve on the base case, including the potential to add mine life by upgrading more of the existing inferred resource within the PFS area and exploiting other discovered nearby deposits; the estimates of NPV and IRR for the South Railroad Project; the Company’s belief that HPGR processing technology unlocks new and previously unrecognized value at Dark Star and Pinion; life of mine projections for the South Railroad Project; the intention to improve economics via trade-off studies which could reduce capital costs or improve recoveries; the estimated timeframe of submitting permit applications to the Bureau of Land Management in respect of an environmental impact statement on the South Railroad Project, and the intention to initiate construction and feasibility level engineering upon the receipt of federal permits; the intention to prepare and file the PFS Technical Report; and the expenditures and success related to any future exploration or development programs.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and resource estimates and the assumptions upon which they are based, including geotechnical and metallurgical characteristics of rock confirming to sampled results and metallurgical performance; tonnage of ore to be mined and processed; ore grades and recoveries; assumptions and discount rates being appropriately applied to the PFS; success of the Company's projects, including the South Railroad Project; prices for silver and gold remaining as estimated; currency exchange rates remaining as estimated; availability of funds for the Company's projects; capital, decommissioning and reclamation estimates; mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour- related disruptions; no unplanned delays or interruptions in scheduled construction and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and the ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the United States, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry for equipment and qualified personnel; the availability of additional capital; title matters and and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC set forth in Industry Guide 7 (“Industry Guide 7”), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies in accordance with Industry Guide 7. In particular, and without limiting the generality of the foregoing, this news release uses the terms “proven mineral reserves,” “probable mineral reserves,” “measured mineral resources,” ‘‘indicated mineral resources’’ and ‘‘inferred mineral resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, Industry Guide 7 does not recognize them. The requirements of NI 43-101 for identification of ‘‘reserves’’ are not the same as those of Industry Guide 7, and reserves reported by the Company in compliance with NI 43-101 may not qualify as ‘‘reserves’’ under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured mineral resource” or “indicated mineral resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred mineral resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with Industry Guide 7.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com